UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-33429

Acorn International, Inc.

(Registrant’s name)

19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Explanatory Note

In the proxy statement (the “Proxy Statement”) filed as an exhibit to a form 6-K by Acorn International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on November 5, 2018 in relation to the Company’s annual meeting of stockholders, the Company reported that, as of the Record Date (i.e. November 2, 2018), 72,274,281 shares of the Company’s ordinary shares, par value US$0.01 per share, were issued and outstanding. The Company did not exclude the number of treasury shares in its calculation of the outstanding share number. Accordingly, the second sentence under the title “Record Date, Share Ownership, and Quorum” in the Proxy Statement should have been stated that (with marked text showing revisions):

“as of the Record Date, 72,274,281 shares of our ordinary shares, par value US$0.01 per share, were issued ~~and outstanding~~, 47,914,580 of which were represented by ADSs; and 51,619,218 shares of our ordinary shares were outstanding, 34,473,080 of which were represented by ADSs.”

Except as described in this explanatory note, the information provided in the Proxy Statement was accurate as stated therein. To the extent that information in this explanatory note differs from or updates information contained in the Proxy Statement, the information in this explanatory note is more current. The Proxy Statement contains important additional information. This explanatory note should be read in conjunction with the Proxy Statement. Capitalized terms not defined herein have the meanings ascribed to them respectively in the Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2018

Acorn International, Inc
By:	/s/ Jacob Alexander Fisch
Name:	Jacob Alexander Fisch
Title:	Chief Executive officer